UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  August 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Offer Update announcement dated 13 August 2007

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 13, 2007                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: August 13, 2007                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary


The Offer is not being made, directly or indirectly, in or into, and consequently this announcement is not for distribution, directly or indirectly, in, into or from any Restricted Jurisdiction. This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of the Offer to persons not resident in the Offer Jurisdictions may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.



                                                                  13 August 2007



             BARCLAYS OBTAINS DNB CONSENT FOR MERGER WITH ABN AMRO


The Board of Directors of Barclays PLC ("Barclays") announces that Barclays has today received a Declaration of No Objection ("DNO") from the Netherlands Ministry of Finance, in conjunction with De Nederlandsche Bank N.V. ("DNB") in respect of the proposed merger with ABN AMRO Holding N.V. ("ABN AMRO").

On 14 May 2007 Barclays filed an application for a DNO with the DNB in connection with its offer for the shares of ABN AMRO (the "Offer"). Further to a recommendation from the DNB, the Netherlands Minister of Finance today issued a DNO in respect of the Offer. The DNO is deemed to commence when the Offer becomes unconditional.

The DNO contains specific instructions and limitations which are consistent with Barclays existing plans. The Directors of Barclays believe that Barclays will have no difficulty complying with these requirements. The instructions and limitations are summarised as follows:

   -Within two months of commencement of the DNO Barclays will submit to the DNB a detailed integration and project organisation plan relating to the merger with ABN AMRO. Barclays will report to the DNB on its project organisation and the execution of its integration plan on a monthly basis.

   -Barclays has also undertaken not to make any material changes to the organisation set-up of ABN AMRO until the DNB has assessed the integration plan referred to above. Barclays will also ensure that there is sufficient preservation of knowledge in the Management Board and Supervisory Board of ABN AMRO Holding N.V. and ABN AMRO Bank N.V.

   -Barclays will submit to the DNB within 30 days of commencement of the DNO an adjusted Contingency Liquidity Plan for ABN AMRO, taking into account the size and commitments of the new organisation.

John Varley, the CEO of Barclays, said:

"We welcome the response of the Ministry of Finance and DNB and appreciate their detailed consideration of our application over the last three months. The granting of the DNO is an important milestone in our proposed merger with ABN AMRO. The progress we have made in respect of regulatory and competition filings demonstrates the high degree of deliverability and certainty which the Barclays Offer provides ABN AMRO shareholders. The DNO instructions are in line with our existing plans and we anticipate no difficulty in complying with these requirements."

This is an announcement within the meaning of Article 9b paragraph 1 of the Dutch Securities Market Supervision Decree (Besluit toezicht effectenverkeer
1995).


Enquiries:

ANALYSTS AND INVESTORS
Mark Merson                         +44 (0) 20 7116 5752
James S Johnson                     +44 (0) 20 7116 2927

MEDIA
Stephen Whitehead                   +44 (0) 20 7116 6060
Alistair Smith                      +44 (0) 20 7116 6132


About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the USA, Africa and Asia. It is one of the largest financial services companies in the world by market capitalisation. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 127,700 people. Barclays moves, lends, invests and protects money for over 27 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.


About ABN AMRO

ABN AMRO is a prominent international bank with a clear focus on consumer and commercial clients in its local markets and focus globally on select multinational corporations and financial institutions, as well as private clients. ABN AMRO ranks eighth in Europe and 13th in the world based on total assets, with more than 4,500 branches in 56 countries and territories, a staff of more than 110,300 full-time equivalents. 2006 profits for the year including LaSalle were EUR4,780 million (LaSalle contribution EUR899 million), and total assets including LaSalle as at 31 December 2006 were EUR987 billion (LaSalle contribution EUR86 billion). Further information about ABN AMRO can be found on its website, www.abnamro.com


Other information

Important Information

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The Offer is being made into The Netherlands, the United Kingdom, the United States, Austria, Belgium, Canada, France, Germany, Ireland, Luxembourg, Norway, Singapore, Spain and Switzerland, as well as any other jurisdiction where the Offer is capable of being lawfully made in compliance with local laws (together the ''Offer Jurisdictions'') but the Offer is not being made, directly or indirectly, in or into Italy, Japan or any other jurisdiction (other than the Offer Jurisdictions) where the making of this Offer is not in compliance with local laws (such a jurisdiction, a ''Restricted Jurisdiction'') and may not be accepted from within any jurisdiction where the acceptance of this Offer is not in compliance with local laws.

Accordingly, copies of the Offer documentation are not being, and must not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Italy, Japan or any other Restricted Jurisdiction and all such persons receiving such documents (including, without limitation, custodians, nominees and trustees) should observe these restrictions and must not mail or otherwise distribute, forward or transmit them in, into or from Italy, Japan or any other Restricted Jurisdiction.

Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should inform themselves about and observe any applicable requirements.

The Offer has not received clearance from the Commissione Nazionale per le Societa e la Borsa (CONSOB) pursuant to Italian securities laws and implementing regulations (in particular under Section 102 of Italian Legislative Decree No. 58 dated 24 February 1998). Consequently, any form of solicitation (i.e. any offer, invitation to offer or promotional advertisement) of acceptances of the Offer by ABN AMRO shareholders and/or ABN AMRO ADS holders based in Italy will be contrary to Italian laws and regulations. Application for authorisation by the relevant Italian authorities for the launching of an offer for ABN AMRO shares and/or ABN AMRO ADSs in the Republic of Italy has not yet been and is not currently intended to be made. Accordingly, Italian ABN AMRO shareholders and/or ABN AMRO ADS holders are hereby notified that, to the extent such ABN AMRO shareholders and/or ABN AMRO ADS holders are persons or entities resident and/or located in the Republic of Italy and until and to the extent that the relevant authorization has been obtained from the Italian authorities, the Offer is not made in or into Italy, as such would not be in compliance with local laws. Neither the Offer documentation nor any other offering materials related to the Offer or the ABN AMRO shares or ABN AMRO ADSs may be distributed or made available in the Republic of Italy.


SEC filings

In connection with the proposed business combination transaction between ABN AMRO and Barclays, Barclays has filed with the U.S. Securities and Exchange Commission ("SEC") a Registration Statement on Form F-4 ("Form F-4"), which includes the Barclays offer document/prospectus. Barclays has also filed with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO has filed with the SEC a Recommendation Statement on Schedule 14D-9, and ABN AMRO has filed and will file other relevant materials. Barclays has mailed the offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs located in certain jurisdictions worldwide.

INVESTORS ARE URGED TO READ THE OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Investors can obtain a free copy of the Form F-4, the offer document/prospectus and other filings without charge, at the SEC's website (www.sec.gov). Copies of such documents may also be obtained from ABN AMRO and Barclays without charge.


Forward looking Statements

This document contains certain forward-looking statements with respect to certain of Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO's and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group's future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO's website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC's website at www.sec.gov.

Any forward-looking statements made by or on behalf of ABN AMRO and Barclays speak only as of the date they are made. ABN AMRO and Barclays do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per ABN AMRO or Barclays share for the current or future financial years, or those of the combined group, will necessarily match or exceed the historical published earnings per ABN AMRO or Barclays share.

Persons (including, without limitation, custodians, nominees and trustees) who intend or would intend to send, mail or otherwise distribute the Offer documentation or any documents relating thereto should read the restrictions on distribution set out in the Offer documentation before taking any action.